BYLAWS
OF
MESA AIR LINES, INC.

ARTICLE I
OFFICES AND CORPORATE SEAL

1.   **Principal Office**. The corporation shall maintain a principal office at its known place of business in Phoenix, Arizona.

2.   **Corporate Seal**. A corporate seal shall not be requisite to the validity of any instrument signed by or on behalf of the corporation, but nevertheless if in any instance a corporate seal be used, the same shall be impressed as agreed upon by the Board of Directors.

ARTICLE II
SHAREHOLDERS

1.   **Shareholders' Meetings**. All meetings of shareholders shall be held at such place as may be fixed from time to time by the Board of Directors, or, in the absence of direction by the Board of Directors, by the President or Secretary of the corporation, as shall be stated in the notice of the meeting or in a duly signed waiver of notice thereof.

2.   **Annual Meetings**. Annual meetings of shareholders shall be held on March 15 of each year, at 10:00 a. m., or at such other date and time as shall be fixed from time to time by the Board of Directors and stated in the notice of the meeting. At the annual meeting, shareholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

3.   **Notice of Annual Meeting**. Written notice of the annual meeting stating the place, date, and hour of the meeting shall be given to each shareholder of record entitled to vote at such meeting not less than ten or more than fifty days before the date of the meeting. Shareholders entitled to vote at the meeting shall be determined as of four o'clock in the afternoon on the day before notice of the meeting is sent.

4.   **List of Shareholders**. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address and the number of shares registered in the name of each shareholder. The list may be examined by any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder present.

5.   **Special Meetings of Shareholders**. Special meetings of the shareholders, for any purpose or purposes, unless otherwise proscribed by statute or by the Articles of Incorporation, may be called by the President and shall be called by the President or Secretary at the request in writing of shareholders owning a majority in amount of the entire capital shares of the corporation issued, outstanding, and entitled to vote. Such request shall state the purpose of the proposed meeting.

6.   **Notice of Special Meetings**. Written notice of a special meeting stating the place, date, and hour of the meeting and the purpose for which the meeting is called shall be given, not less than ten nor more than fifty days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice. Shareholders entitled to vote at the meeting shall be determined as of four o'clock in the afternoon on the day before notice of the meeting is sent.

7.   **Quorum and Adjournment**. The holders of a majority of the shares issued, outstanding, and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, a quorum is not present or represented at any meeting of the shareholders, the shareholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting to another time or place, without notice other than announcement at the meeting at which adjournment is taken, until a quorum is present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

8.   **Majority Required**. When a quorum is present at any meeting, the vote of the holders of a majority of the voting power present, whether in person or represented by proxy, shall decide any question brought before the meeting, unless the question is one upon which, by express provision of any applicable statute or of the Articles of Incorporation, a different vote is required, in which case the express provision shall govern and control the decision of the question.

9.   **Voting**. At every meeting of the shareholders, each shareholder shall be entitled to one vote in person or by proxy for each capital share having voting power held by the shareholder. No proxy shall be voted or acted upon after eleven months from its date, unless the proxy provides for a longer period.

10.   **Action without Meeting**. Any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of all of the outstanding shares entitled to vote with respect to the subject matter of the action.

11.   **Waiver of Notice**. Attendance of a shareholder at a meeting shall constitute waiver of notice of the meeting, except when attendance at the meeting is for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Any shareholder may waive notice of any annual or special meeting of shareholders by signing a written notice of waiver either before or after the time of the meeting.

ARTICLE III
DIRECTORS

1.   **Powers**. The business and affairs of the corporation shall be managed by its Board of Directors, which may exercise all powers of the corporation and do all lawful acts as are not by statute, the Articles of Incorporation, or these Bylaws directed or required to be exercised or done by the shareholders.

2.   **Number**. The number of Directors that shall constitute the whole Board shall be five. The Directors shall be elected at the annual meeting of the shareholders, except as provided in Section 3 of this ARTICLE III, and each Director elected shall hold office until his or her successor is elected and qualified. Directors need not be shareholders.

3.   **Vacancies**. Vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by the affirmative vote of a majority of the remaining Directors then in office, though not less than a quorum, or by a sole remaining Director, and the Directors so chosen shall hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified, unless sooner terminated by resignation, removal or death. If there are no Directors in office, then an election of Directors may be held in the manner provided by statute.

4.   **Annual Meetings**. The annual meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of shareholders and in the same place as the annual meeting of shareholders, and no notice shall be necessary in order legally to hold the meeting, providing a quorum is present. If the meeting is not held, the meeting may be held at the time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the Directors.

5.   **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at the time and place as shall from time to time be determined by resolution adopted by the Board.

6.   **Special Meetings**. Special meetings of the Board may be called by the President or the Secretary upon one day's notice to each Director, either personally, by mail, by telegram, by facsimile transmission or by telephone; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a Director.

7.   **Quorum**. A majority of the membership of the Board of Directors shall constitute a quorum, and the concurrence of a majority of those present shall be sufficient to conduct the business of the Board, except as may be otherwise specifically provided by statute or by the Articles of Incorporation. If a quorum is not present at any meeting of the Board of

Directors, the Directors then present may adjourn the meeting to another time or place, without notice other than announcement at the meeting, until a quorum is present.

8. **Action Without Meeting**. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

9. **Committees**. The Board of Directors, by resolution adopted by the whole Board, may designate from among its members an executive committee or one or more other committees. Members of the committees shall serve at the pleasure of the Board of Directors, and each member of any committee may be removed with or without cause at any time by the Board of Directors acting at a meeting or by unanimous written consent. If any vacancy occurs in any committee, the vacancy shall be filled by the Board of Directors. The executive committee, if any, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, but shall not possess any authority of the Board of Directors to: (1) remove a director from office; (2) authorize the merger of the corporation with another business entity or approve the sale of substantially all of the assets of the corporation; (3) amend the Articles of Incorporation; (4) amend the Bylaws; or (5) perform any other act or take any action which an Executive Committee is not permitted to take under applicable law. Any other committee designated by the Board of Directors shall have and may exercise only the powers that are expressly granted thereto by the whole Board and which are not prohibited by law.

10. **Compensation**. Directors, other than employees of Mesa Air Group, Inc., this corporation or any other subsidiary of Mesa Air Group, Inc., may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or stated salaries as Directors. No payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings. The amount or rate of compensation of members of the Board of Directors or of committees shall be established by the Board of Directors and shall be set forth in the minutes of the Board.

11. **Waiver of Notice**. Attendance of a Director at a meeting shall constitute waiver of notice of the meeting, except when the person attends the meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Any Director may waive notice of any annual, regular, or special meeting of Directors by signing a written notice of waiver either before or after the time of the meeting.

ARTICLE IV
OFFICERS

1. **Designation of Titles**. The officers of the corporation shall be chosen by the Board of Directors and shall be a President and a Secretary. The Board of Directors may also choose and any other officers and agents as it deems necessary, including, but not limited to one

or more Vice Presidents and any one or more Assistant Vice-Presidents, a Treasurer, and one or more Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless the Articles of Incorporation, these Bylaws or applicable law, otherwise provide.

2. **Appointment of Officers**. The Board of Directors at its first meeting after each annual meeting of shareholders shall choose a President and a Secretary, each of whom shall serve at the pleasure of the Board of Directors. The Board of Directors at any time may appoint any other officers and agents as it deems necessary, to hold office at the pleasure of the Board of Directors and to exercise powers and perform duties as determined from time to time by the Board.

3. **Salaries**. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary because he is also a Director of the corporation. The salaries of the officers or the rate by which salaries are fixed shall be set forth in the minutes of the meetings of the Board of Directors.

4. **Vacancies**. A vacancy in any office because of death, resignation, removal, disqualification, or otherwise may be filled by the Board of Directors at any time.

5. **President**. The President shall preside at all meetings of shareholders and the Board of Directors. He or she shall sign all deeds and conveyances, all contracts and agreements, and all other instruments requiring signature on behalf of the corporation, and shall act as operating directing head of the corporation, subject to policies established by the Board of Directors.

6. **Vice-Presidents**. There shall be as many Vice Presidents as shall be determined by the Board of Directors from time to time, and they shall perform the duties as from time to time may be assigned to them. Any one of the Vice-Presidents, as authorized by the Board, shall have all the powers and perform all the duties of the President in case of the President's temporary inability to act. In case of the permanent absence or inability of the President to act, the office shall be declared vacant by the Board of Directors and a successor chosen by the Board.

7. **Secretary**. The Secretary shall see that the Minutes of all meetings of shareholders, of the Board of Directors, and of any standing committees are kept; shall be the custodian of the corporate seal and shall affix it to all instruments when deemed proper by the Secretary; shall give or cause to be given required notices of all meetings of the shareholders and of the Board of Directors; shall have charge of all the books and records of the corporation except the books of account, and in general shall perform all the duties incident to the office of Secretary of a corporation, and any other duties as may be assigned to him or her.

8. **Treasurer**. The Treasurer shall have general custody of all the funds and securities of the corporation except those as may be required by law to be deposited with any state official; shall see to the deposit of the funds of the corporation in the bank or banks as the Board of Directors may designate; shall direct and supervise the keeping of regular books of account; shall render financial statements to the President, Directors, and shareholders at proper

times; and shall have charge of the preparation and filing of all reports, financial statements, and returns required by law. The Treasurer shall give to the corporation any fidelity bond that may be required, the premium for which shall be paid by the corporation as an operating expense.

9. **Assistant Secretaries**. There may be any number of Assistant Secretaries as from time to time the Board of Directors may determine. Assistant Secretaries shall perform the functions as from time to time may be assigned to them. No Assistant Secretary shall have power or authority to collect, account for, or pay over any tax imposed by any federal, state, or city government.

10. **Assistant Treasurers**. There may be such number of Assistant Treasurers as from time to time the Board of Directors may determine. Assistant Treasurers shall perform the functions as from time to time may be assigned to them. No Assistant Treasurer shall have the power or authority to collect, account for, or pay over any tax imposed by any federal, state, or city government.

ARTICLE V
INDEMNIFICATION

Subject to the further provisions hereof, the corporation shall indemnify any and all of its existing and former directors, officers, employees and agents, and their personal representatives and heirs, against all expenses incurred by them and each of them, including but not limited to legal fees, judgments, penalties, and amounts paid in settlement or compromise, that may arise or be incurred, rendered, or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of service as a director, officer, employee, or agent of the corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, and whether or not the legal action brought or threatened is by or in the right of the corporation or by any other person. Provided, however, that the indemnification shall not be mandatory unless the Board of Directors determines that the person did not act, fail to act, or refuse to act with gross negligence or with fraudulent or criminal intent in regard to the matter involved in the action or contemplated action; provided, further, that the corporation shall have the right to refuse indemnification in any instance in which the person to whom indemnification would otherwise have been applicable shall have unreasonably refused to permit the corporation, at its own expense and through counsel of its choosing, to defend him or her in the action. The right of indemnification provided in these Articles shall not be exclusive of any other right that the directors and officers of the corporation, and the other persons mentioned above, may have or hereafter acquire. A member of any committee appointed by the Board of Directors shall have the same right of indemnification as a director, officer, employee, or agent, as specified herein, with respect to the alleged acts or omissions by him as a member of the committee.

ARTICLE VI
REPEAL, ALTERATION, OR AMENDMENT

These Bylaws may be repealed, altered, or amended, or substitute Bylaws may be adopted, at any time only by the affirmative vote of a majority of the Board of Directors.

DATED: November _____, 2000.

Michael Lotz, President

ATTEST:

André H. Merret, Secretary